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Exhibit 99.2

Management Proxy Circular

Notice of Annual Meeting of Shareholders April 24, 2013

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 24, 2013 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 - 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon for the year ended December 31, 2012;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to consider a non-binding advisory resolution on the Corporation's approach to executive compensation; and

5.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 1, 2013 are entitled to receive notice of and vote at the meeting. Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy in the envelope provided. To ensure your vote is counted, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Shareholders may also vote their Common Shares by telephone, by fax or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy or voting instruction form, as applicable, and the accompanying management proxy circular.

Your vote is important. Please read the enclosed materials carefully. If you have any questions, please contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at www.cenovus.com.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 1, 2013

 INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s board of directors, management and employees, we invite you to attend our 2013 Annual Meeting of Shareholders. The meeting will be held on Wednesday, April 24, 2013 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 - 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered at the meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management proxy circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2012, provide an overview of priorities for 2013 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer an audio webcast, available on our website at www.cenovus.com.

Your vote is important to us. You can vote at the meeting on April 24, 2013, or you can vote in advance of the meeting by phone, fax, internet or returning the enclosed proxy or voting instruction form, as applicable. We have included a Voting Questions & Answers section in the accompanying management proxy circular for quick reference, or you can contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642, for assistance in voting your proxy or voting information form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2012 Annual Report is available on our website at www.cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our commitment to safely and responsibly unlock energy resources the world needs.

Yours truly,

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

 TABLE OF CONTENTS

Voting Questions & Answers	1
Business of the Meeting	4
Director Compensation	10
Executive Compensation	12
Compensation Discussion and Analysis	14
Additional Compensation Plan Information	40
Statement of Corporate Governance Practices	43
Additional Information	49
Appendix A – Board of Directors' Mandate	A-1
Advisories

 VOTING QUESTIONS & ANSWERS

This management proxy circular ("circular") is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us" or "our") of proxies for use at the Annual Meeting of Shareholders to be held on Wednesday, April 24, 2013 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 - 4 Avenue SW, Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained CST Phoenix Advisors to solicit proxies for us in Canada and the United States at a fee of approximately $30,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. Review this circular carefully. If you have questions about any of the information or require assistance in completing your proxy form, please call CST Phoenix Advisors at 1-800-622-1642 (North American toll-free). We encourage you to vote using any of the voting methods described below. Your completed proxy form must be received by our registrar and transfer agent, Computershare Trust Company of Canada ("Computershare") no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Unless otherwise stated, the information contained in this circular is given as at the close of business on March 1, 2013 and dollar amounts are expressed in Canadian dollars. As at March 1, 2013, to the knowledge of the directors and officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus ("Common Shares") carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote?  You are entitled to vote if you were a holder of Common Shares of Cenovus as of the close of business on March 1, 2013, the record date for the meeting. Each holder is entitled to one vote for each Common Share held on such date.

What matters are to be voted on?

•
election of directors;

•
appointment of auditors; and

•
non-binding advisory resolution on executive compensation.

How will these matters be decided?  Except for the advisory resolution on executive compensation, which shall not be binding on the Corporation, a simple majority (50 percent plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters above.

How can I vote?  You may convey your voting instructions by mail, fax, telephone, internet or at the meeting, either in person or by appointing another person to attend the meeting and vote for you. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•
Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•
Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary holds your Common Shares (your "Intermediary"). For most shareholders, your voting instruction form or proxy form, as the case may be, tells you whether you are a Non-Registered (Beneficial) Shareholder.

•
If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact Computershare at 1-866-332-8898 (toll-free in North America) or 1-514-982-8717 (outside North America).

What is the deadline for receiving my proxy form if I do not attend in person?  If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

How do I vote if I am a Registered Shareholder?

•
Vote by mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided. Please see "How do I complete the proxy form" for more information.

•
Vote by fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-405-8366 (toll-free in North America) or 1-416-263-9524 (outside North America). Please see "How do I complete the proxy form" for more information.

•
Vote by telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your 15-digit control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•
Vote on the internet: Go to www.investorvote.com and follow the instructions. You will need your 15-digit control number which is noted on your proxy form.

•
Vote in person: You do not need to complete or return your proxy form. Please identify yourself as a Registered Shareholder to a Computershare representative before entering the meeting to register your attendance.

How do I vote by proxy if I am a Non-Registered (Beneficial) Shareholder?

•
Your Intermediary is required to ask for your voting instructions before the meeting. Please contact your Intermediary if you did not receive a voting instruction form or a proxy form.

•
In most cases, you will receive, from your Intermediary, a voting instruction form that allows you to provide your voting instructions by telephone, by fax, on the internet or by mail. If you want to provide your voting instructions on the internet, go to www.proxyvote.com. You will need your 12-digit control number which is noted on your voting instruction form.

•
Alternatively, you may receive from your Intermediary a proxy form which is to be completed and returned, as directed in the instructions provided.

How do I vote in person if I am a Non-Registered (Beneficial) Shareholder?

•
We do not have access to the names or holdings of our Non-Registered (Beneficial) Shareholders. That means you can vote your Common Shares in person at the meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed on the form or submitting any other document in writing that requests that you be appointed as the proxyholder. Your voting instructions must be submitted in sufficient time to allow them to be received by Computershare no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

•
Before the meeting begins, you must identify yourself to a representative of Computershare at the table identified as "Shareholder Registration".

How do I complete the proxy form?

•
When you sign the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors or failing him, Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions. The Common Shares represented by a proxy form will be voted or withheld from voting or voted for or against, as applicable, in accordance with your instructions on any ballot that may be called for at the meeting. If you specify a choice with respect to any matter to be acted upon at the meeting, your Common Shares will be voted accordingly.

•
You have the right to appoint the person of your choice (referred to as a "proxyholder"), who does not need to be a shareholder, to attend and act on your behalf at the meeting. The directors who are named on the enclosed proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. If you wish to appoint a person other than the individuals that appear on the enclosed proxy form, follow the steps below:

•
Write the name of the person you are appointing as proxyholder in the space provided.

  •
  Make sure the person you appoint is aware that he or she has been appointed.

  •
  On arrival at the meeting, the proxyholder should present themselves to a representative of Computershare at the table identified as "Shareholder Registration".

  Alternatively, if you are completing your proxy on the internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item described above and on any other matter that may properly come before the meeting and in respect of which you are entitled to vote.

•
If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

•
Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you need help completing your proxy form, please contact CST Phoenix Advisors, our proxy solicitation agent, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy?

•
You can choose to vote "For" or "Withhold" your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors. You can choose to vote "For" or "Against" the advisory resolution on executive compensation.

•
If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR the approach to executive compensation.

How do I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•
completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by Computershare no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting;

•
voting again by telephone or on the internet no later than 2:00 p.m. Calgary time on April 22, 2013 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting; or

•
voting in person at the meeting, in which case, on arrival at the meeting, the proxyholder must present themselves to a representative of Computershare at the table identified as "Shareholder Registration".

Registered Shareholders can revoke a vote previously made by proxy by:

•
sending a notice of revocation in writing to the attention of our Corporate Secretary at 500 Centre Street S.E., Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 23, 2013 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•
giving a notice of revocation in writing to our Chair on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•
in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary's instructions.

How are the votes counted?  Each shareholder is entitled to one vote for each Common Share he or she holds as of March 1, 2013 on all matters proposed to come before the meeting. As of March 1, 2013, there were 756,306,137 issued and outstanding Common Shares.

Computershare counts and tabulates the votes. It does this independently of Cenovus to make sure that the votes of shareholders are confidential. Computershare refers proxy forms to Cenovus only when (i) it is clear that a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) the law requires it.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2012 and the auditor's report thereon are included in our 2012 Annual Report, which is available on our website at www.cenovus.com.

ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently nine directors. In accordance with our by-laws, the board of directors of Cenovus (the "Board" or the "Board of Directors") has determined that nine directors will be elected at the meeting. Shareholders will be asked at the meeting to elect as directors each of the nine nominees listed below. All of the proposed nominees were originally appointed as members of the Board effective November 30, 2009 pursuant to a plan of arrangement completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation ("Encana") and Cenovus (the "Arrangement"). All of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 25, 2012. Each director will be elected to hold office until the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated. Unless authority to do so is withheld, the persons named in the accompanying proxy form intend to vote FOR the election of the nominees whose names appear below under Nominees for Election.

Our Board has adopted a majority voting policy which provides, in an uncontested election of directors, if any nominee receives a greater number of votes "withheld" than votes "for" his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The policy requires such a director to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving the recommendation. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate laws.

Shareholders should note that, as a result of this majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

Nominees for Election

Ralph S. Cunningham Age: 72 Houston, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 135,017
Mr. Cunningham is a director of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a publicly traded midstream energy limited partnership. He served as Chairman of Enterprise Products Holdings, LLC from November 2010 to February 2013. From August 2007 to November 2010, Mr. Cunningham served as a director and President & Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding company. From December 2005 to May 2010, Mr. Cunningham served as a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners, L.P. From December 2009 to November 2010 he served as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy limited partnership. He is currently a director of Agrium Inc., a publicly traded agricultural chemicals company, and a director and Chairman of TETRA Technologies, Inc., a publicly traded energy services and chemicals company. He is also a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	5 of 5
	Safety, Environment and Responsibility Committee (Chair)	3 of 3

Patrick D. Daniel Age: 66 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 133,204
Mr. Daniel is a director of Canadian Imperial Bank of Commerce and a member of the North American Review Board of American Air Liquide Holdings, Inc., a publicly traded industrial gases service company. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Daniel served as a director of Enbridge Inc., a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as President & Chief Executive Officer from January 2011 to February 2012 and as Chief Executive Officer from February 2012 to October 2012.

	Board and Board Committees	Meeting Attendance

	Board	5 of 6
	Audit Committee	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	5 of 5

Ian W. Delaney Age: 69 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 166,878
Mr. Delaney is Chairman of Sherritt International Corporation, a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity, and Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals. Mr. Delaney was the President & Chief Executive Officer of Sherritt International Corporation from January 2009 to December 2011. He is also Chairman of The Westaim Corporation, a publicly traded technology investment company, and LongFord Energy Inc., a publicly traded international oil and gas company.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee (Chair)	4 of 4
	Nominating and Corporate Governance Committee	5 of 5
	Safety, Environment and Responsibility Committee	3 of 3

Brian C. Ferguson(3) Age: 56 Calgary, Alberta, Canada Non-Independent Common Shares(1): 106,465 DSUs(2): 125,132
Mr. Ferguson became President & Chief Executive Officer when Cenovus was formed on November 30, 2009. Mr. Ferguson is responsible for the overall leadership of Cenovus's strategic and operational performance. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana. His business experience includes a variety of areas in finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is a Fellow of the Institute of Chartered Accountants of Alberta, a member of the Canadian Association of Petroleum Producers (CAPP) and participates on several CAPP committees, including the Oil Sands CEO Council, a member of the Canadian Institute of Chartered Accountants (CICA), a member of the Canadian Council of Chief Executives, Chair of the Calgary Police Foundation and a member of the Global Commerce Strategy Advisory Panel. He previously served as Chairman of CICA's Risk Oversight and Governance Board and on the board of CAPP.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.

Michael A. Grandin Age: 68 Calgary, Alberta, Canada Independent Common Shares(1): 123,120 DSUs(2): 129,139
Mr. Grandin is the Chair of our Board. He is also a director of BNS Split Corp. II, a publicly traded investment company, and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a publicly traded mining trust, from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

	Board and Board Committees	Meeting Attendance

	Board (Chair)	6 of 6
	Audit Committee*	5 of 5
	Human Resources and Compensation Committee*	4 of 4
	Nominating and Corporate Governance Committee (Chair)	5 of 5
	Reserves Committee*	3 of 3
	Safety, Environment and Responsibility Committee*	3 of 3
* As Board Chair, Mr. Grandin is an ex officio non-voting member, by standing invitation, and may vote when necessary to achieve quorum.

Valerie A.A. Nielsen Age: 67 Calgary, Alberta, Canada Independent Common Shares(1): 34,217 DSUs(2): 165,238
Ms. Nielsen was a director of Wajax Corporation, a publicly traded industrial parts and service company from June 1995 to May 2012. She was also a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT), the North America Free Trade Agreement (NAFTA) regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. She is also a past director of the Bank of Canada and of the Canada Olympic Committee. Ms. Nielsen is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	3 of 3

Charles M. Rampacek Age: 69 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 31,167
Mr. Rampacek is a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment; Pilko & Associates L.P., a private chemical and energy advisory company; and Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek previously served as Chair of Ardent Holdings, LLC from December 2008 to July 2012. Mr. Rampacek also serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3

Colin Taylor Age: 66 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 31,167
Mr. Taylor served two consecutive four-year terms as Chief Executive and Managing Partner of Deloitte & Touche LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is also a member of the Canadian Institute of Chartered Accountants (CICA) and Fellow of the Institute of Chartered Accountants of Ontario.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee (Chair)	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	5 of 5

Wayne G. Thomson Age: 61 Calgary, Alberta, Canada Independent Common Shares(1): 2,130 DSUs(2): 66,501
Mr. Thomson is a director and Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company. He is Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. He is also a director of Virgin Resources Limited, a private international oil and gas company, and TVI Pacific Inc., a publicly traded international resource company. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	5 of 5
	Reserves Committee (Chair)	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
Mr. Thomson was a paid guest at the February 13, 2012 meeting of the Audit Committee.

Notes:

(1)
Common Shares refers to the number of Common Shares of Cenovus beneficially owned, or controlled or directed, directly or indirectly, by the director as at March 1, 2013. Fractional Common Shares are excluded. The number of Common Shares held by Mr. Ferguson includes 102,529 Common Shares directly and indirectly held and 3,936 Common Shares over which he exercises control or direction but does not include Common Shares acquired since December 31, 2012 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.
(2)
Deferred share units ("DSUs") are not voting securities. See the Directors Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each director as at March 1, 2013, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director.
(3)
See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson's compensation as an officer of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions  To our knowledge, none of our current directors or executive officers are, or have been, within ten years prior to the date of this circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our directors or executive officers: (a) is, or has been within ten years prior to the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to its own bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within ten years prior to the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Mr. Delaney was a director of OPTI Canada Inc. ("OPTI") when it commenced proceedings for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation ("Probex") in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (United States). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group ("AIG") in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009.

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2012 and 2011.

($ thousands)	2012	2011

Audit Fees	2,707	2,682
Audit-Related Fees	8	8
Tax Fees	414	714
All Other Fees	124	66

Total	3,253	3,470

Audit Fees  consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. The services provided in this category included review of reserves and Director and Executive Compensation disclosures.

Tax Fees  consist of fees for tax compliance services, tax advice and tax planning. The services provided in this category primarily included support of scientific research and experimental development claims for Cenovus and FCCL Partnership, a partnership of which Cenovus is the operator and holds a 50% partnership interest.

All Other Fees  include, for fiscal 2012 and 2011, the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the "Say on Pay Policy"). The Say on Pay Policy requires an annual non-binding advisory vote on the Board's approach to executive compensation, commonly referred to as a "say on pay" advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the meeting to vote on an advisory basis, on the acceptance of Cenovus's approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns. Results from the Board's review, if necessary, will be discussed in the Corporation's management proxy circular for the annual meeting of shareholders of Cenovus to be held in 2014. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Statement of Corporate Governance Practices section of this circular for a description of this policy.

Proposed Resolution

"RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS, that the shareholders accept the approach to executive compensation as disclosed in the Compensation Discussion and Analysis in the Corporation's Management Proxy Circular dated March 1, 2013 and delivered in advance of the 2013 Annual Meeting of Shareholders."

The persons designated in the enclosed proxy, unless instructed otherwise, intend to vote FOR the proposed resolution.

 DIRECTOR COMPENSATION

Bringing years of industry experience and a strong mix of skills, our Board of Directors oversees the management of our business, focused on preserving and progressing shareholder value.

All non-employee directors of Cenovus receive a comprehensive compensation package of annual cash retainers, meeting fees and equity-based incentives in the form of DSUs. The compensation package for non-employee directors was determined following a review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same peer group as for our executive officers. Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Fees

The fee structure for our non-employee directors is as follows:

Fees	Amount per year

Each non-employee director of our Board earns an annual retainer.	$30,000
Our Board Chair earns an additional annual retainer.	$250,000
The Chair of each Board committee earns a supplemental fee.	$7,500
Our Audit Committee Chair earns an additional supplemental fee.	$7,500

Fees	Amount per meeting

Each non-employee director earns a fee for each Board and Board committee meeting attended in person or by telephone.	$1,500

The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director's place of residence, an additional fee of $1,500 is paid to the director.

Deferred Share Units

Each non-employee director is provided with an annual grant of 7,500 DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director's account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Pursuant to the Arrangement, DSUs of Encana held by directors of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

 Share Ownership Guidelines

Our non-employee directors are required to meet share ownership guidelines set by the Human Resources and Compensation Committee ("HRC Committee"). In 2012, our Board approved an increase to these guidelines. Each non-employee director (excluding our Board Chair) is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $850,000. Our Board Chair is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, at least equal in value, based on the market price of Common Shares, to $1,600,000. Each of the current directors is required to achieve the new share ownership guidelines by December 10, 2015. A new director would be required to achieve the share ownership guidelines within five years after the director joins the Board. As of March 1, 2013, all of our non-employee directors exceeded the level of our new share ownership guidelines as outlined in the following table.

	Beneficial Share Holdings(1)			Share
Name	Common Shares ($)	DSUs ($)	Total ($)	Ownership Guideline ($)	Status

Michael A. Grandin (Chair)	4,030,949	4,228,011	8,258,960	1,600,000	Exceed
Ralph S. Cunningham	0	4,420,457	4,420,457	850,000	Exceed
Patrick D. Daniel	1,288,253	4,361,099	5,649,352	850,000	Exceed
Ian W. Delaney	4,911,000	5,463,586	10,374,586	850,000	Exceed
Valerie A.A. Nielsen	1,120,265	5,409,892	6,530,157	850,000	Exceed
Charles M. Rampacek	0	1,020,408	1,020,408	850,000	Exceed
Colin Taylor	75,302	1,020,408	1,095,710	850,000	Exceed
Wayne G. Thomson	69,736	2,177,243	2,246,979	850,000	Exceed

Note:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each director as of March 1, 2013 by the closing price of a Common Share on such date of $32.74.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2012.

Name	Fees Earned ($)		Share-Based Awards(1) ($)	All Other Compensation ($)		Total ($)

Ralph S. Cunningham	64,500		253,725	7,500	(5)	325,725
Patrick D. Daniel	58,500	(2)	253,725	0		312,225
Ian W. Delaney	64,500	(3)	253,725	9,000	(5)	327,225
Michael A. Grandin	326,500		253,725	5,940	(6)	586,165
Valerie A.A. Nielsen	58,500	(4)	253,725	0		312,225
Charles M. Rampacek	55,500		253,725	9,000	(5)	318,225
Colin Taylor	75,000		253,725	9,000	(5)	337,725
Wayne G. Thomson	64,500		253,725	0		318,225

Notes:

(1)
Represents the fair value on the grant date of DSUs granted to our directors on January 1, 2012, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted (7,500) times the closing price of Common Shares on December 30, 2011 of $33.83 (representing the market value, which is the closing price of Common Shares on the day prior to the grant date).
(2)
Elected to receive 50 percent of fees earned in the form of DSUs.
(3)
Elected to receive 100 percent of fees earned in the form of DSUs.
(4)
Elected to receive 75 percent of fees earned in the form of DSUs.
(5)
Represents travel fees earned by our directors as applicable.
(6)
Represents paid parking provided to our Chair.

 EXECUTIVE COMPENSATION

HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Shareholder,

On behalf of the Human Resources and Compensation Committee, we are pleased to share with you our approach to executive compensation – our focus on pay for performance, which ensures we attract, reward and retain a strong team of executive officers while aligning their interests with the interests of our shareholders. Our commitment is to utilize a compensation philosophy that is sound and grounded in the values of Cenovus, that provides the opportunity for and achievement of value creation while maintaining a disciplined and sound approach to decision-making aligned with the risk appetite and risk strategy of Cenovus.

Compensation Risk Management

In 2011, we engaged Towers Watson to undertake a comprehensive risk assessment of our compensation program as a whole. Our 2011 risk assessment advised us that the design of our compensation program did not create risks that are reasonably likely to have a material adverse effect on Cenovus. We utilized the results of that risk assessment over the course of 2012 to inform ourselves in the further review of our executive compensation program, to ensure that the compensation program encourages decisions that are focused on execution excellence and value creation, and does not incent inappropriate or excessive risk-taking by our executive officers.

In 2013 we are committed to reviewing and refreshing our compensation risk assessment to maintain our strong risk position in relation to our compensation program.

Executive Talent Management

2012 was a year of embedding a robust talent management focus among our executive officers and senior leaders. Management embarked on a comprehensive leadership development project, aimed at ensuring that all levels of leaders at Cenovus receive the training and resources to provide strong leadership so we can execute on our business strategy and continue to build organizational capacity.

Working with a top international leadership organization, management engaged with leaders across the company to identify recommendations and to implement a leadership development program for Cenovus. Overall, 586 Cenovus leaders, or 86 percent of all leaders, attended or have scheduled to attend a comprehensive leadership course under this program. Participants include all of our executive officers.

We also completed our comprehensive annual succession planning exercise, where we review the performance of our executive officers and our President & Chief Executive Officer in their current roles, as well as reviewing future capabilities and development opportunities, to ensure we have key leaders ready and able to continue to build our organizational capacity.

Retention

To increase our ability to attract and retain the key talent we need to be successful as a company, in 2012 we introduced a new defined benefit option in our pension plan that is available to all employees upon meeting certain eligibility requirements. Allowing employees the ability to choose the pension scenario that best meets their needs, whether that's the new defined benefit option or the defined contribution option, is a unique and valuable approach to helping employees prepare for their retirement. Details regarding the new defined benefit option are provided in the Compensation Discussion and Analysis ("CD&A") section of this circular on page 24.

2012 Performance

2012 was another strong year for Cenovus, achieving the milestones set at the beginning of the year. Cenovus recorded solid operational results driven by significant production growth and a strong contribution from our downstream refining business. Significant new reserves and resources were added, production targets were met, and our net asset value was enhanced. We remain committed to delivering consistent, solid total shareholder return.

Our outstanding performance over the three years since becoming an independent company is shown in the Performance Graph in the CD&A section of this circular on page 33. On the Performance Graph you will see Cenovus's 35 percent total shareholder return over the three periods from December 31, 2009 to December 31, 2012, as compared to a 15 percent return by the S&P/TSX Composite Index and a 1 percent return by the S&P/TSX Energy Index.

Pay for Performance

We measure the performance of our President & Chief Executive Officer against specific objectives set with the Board at the beginning of each year. It is important to us to align our approach to the compensation of our President & Chief Executive Officer and our other executive officers with the interests of our shareholders. We have a clear pay for performance focus, where we provide incentives in the form an annual performance bonus award and grants of long-term incentives. Using pay for performance incentives ensures our employees and our executive officers are focused on and rewarded for achieving their objectives, contributing to the success and growth of our company and creating value for our shareholders.

Our pay for performance compensation philosophy is described in more detail in the CD&A section of this circular on page 14.

Say on Pay

At our Annual General Meeting in 2012, you our shareholders were invited to provide your input on our executive compensation program as described in our CD&A in a non-binding advisory vote. We are pleased to advise that 94 percent of shareholders voted for and in support of our executive compensation program. We continue to review our approach to executive compensation to ensure we meet our commitment to our shareholders to provide a compensation package that pays for performance and aligns the interests of our executive officers with the interests of our shareholders. We will hold an annual non-binding advisory vote on executive compensation so we may continue to receive the input of you our shareholders.

Thank you for your support and for taking the time to review our CD&A.

Michael A. Grandin Chair of the Board	Ian W. Delaney Chair of the HRC Committee

 COMPENSATION DISCUSSION AND ANALYSIS

Introduction

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly-skilled, committed and experienced team of executive officers to develop and execute our strategy.

Our executive compensation program is designed to attract, reward and retain a strong team of executive officers, and to encourage short and long-term performance to ensure that the interests of our executive officers are consistent with our long-term business strategy and are aligned with the interests of our shareholders.

Our Executive Officers

For 2012, we will report compensation for our five named executive officers (collectively our "NEOs") as follows:

Brian C. Ferguson	President & Chief Executive Officer
John K. Brannan	Executive Vice-President & Chief Operating Officer
Harbir S. Chhina	Executive Vice-President, Oil Sands
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
Donald T. Swystun	Executive Vice-President, Refining, Marketing, Transportation and Development

Pay for Performance Compensation Philosophy

Our compensation philosophy demonstrates how we value our employees and our executive officers and how we align their interests with the interests of our shareholders. Our compensation philosophy can be summarized as follows:

•
We strive to be an employer of choice in relation to the companies with which we compete.

•
Our compensation is results-oriented and includes competitive salaries and benefits, plus annual and long-term incentives.

•
We provide a total compensation package, where all elements of the compensation program play a role in attracting, motivating, rewarding and retaining our employees and our executive officers.

•
Our total compensation package incorporates a pay for performance approach, providing clear differentiation of pay based on individual and company performance.

•
Our total compensation is designed to be competitive, by positioning the total compensation of our executive officers to be in the top quartile of our peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long-term incentive programs.

•
We recognize that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation.

Overall, we believe our compensation philosophy demonstrates a keen focus on pay for performance.

Market Data Comparisons

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation (base salary, annual performance bonus and long-term incentives) of our executive officers at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our peer group while maintaining the ability to provide higher compensation for superior performance.

Since December 2009, Cenovus has engaged the services of Towers Watson, an experienced compensation consulting firm, for advice regarding the competitiveness of our compensation program as a whole. Specifically, the HRC Committee receives advice from Towers Watson on the following items:

•
Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation.

•
Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our peer group.

•
Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

In addition, management receives advice on the provision of comprehensive retirement programs and pension plan advice, including acting as our actuary for pension plan matters and as asset management consultant for our pension and investment plans.

Our Board or HRC Committee do not pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

Our Peer Group

For the compensation review conducted for our executive officers, we have named the following companies as our peer group:

• Canadian Natural Resources Limited	• Marathon Oil Corporation
• Devon Energy Corporation	• Murphy Oil Corporation
• Enbridge Inc.	• Nexen Inc.
• Encana Corporation	• Suncor Energy Inc.
• Husky Energy Inc.	• Talisman Energy Inc.
• Imperial Oil Limited	• TransCanada Corporation

This peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, with market capital of greater than $10 billion and revenue of greater than $5 billion in 2012.

This peer group is a representative industry sample of primarily large Canadian oil and gas companies, with three U.S. companies included that are considered to have a comparable business focus to Cenovus. The 50th percentile of this peer group's market capital and revenue is comparable to the market capital and revenue of Cenovus.

Committee Oversight

Our compensation program is overseen and governed by our HRC Committee. As outlined in its mandate, the HRC Committee's primary responsibilities are to:

•
Review and monitor our compensation philosophy and compensation program design on at least an annual basis.

•
Review competitive analysis and performance data to make recommendations regarding the compensation of our President & Chief Executive Officer to our Board and to approve the compensation of our other executive officers and report it to our Board.

•
Review and recommend succession planning for our executive officers to our Board.

•
Review and monitor our short and long-term incentive programs, including making recommendations regarding the related incentive plans for approval by our Board and, in the case of our Employee Stock Option Plan ("ESOP"), for approval by our shareholders (where required), and approve grants of long-term incentives.

•
Review and monitor our pension and investment plans and programs and recommend pension and investment matters to the Board where necessary.

•
Review the design of the compensation elements and the incentives they create in the context of assessing the potential risks posed to Cenovus's financial or reputational well-being.

 Our HRC Committee

The members of our HRC Committee are Mr. Delaney (Chair), Mr. Cunningham, Mr. Daniel, Mr. Grandin (ex officio) and Mr. Taylor, all of whom are independent non-employee directors who bring different perspectives, approaches and importantly, great experience to the governance over our compensation program. The members of our HRC Committee are highly experienced senior executives. They have dealt with numerous compensation issues in the course of their duties, which experience they bring to the oversight they provide at our HRC Committee meetings. As well, these directors bring keen experience in making decisions at a high level in corporate matters and in the areas of risk management and governance. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters they are responsible for as outlined in the HRC Committee mandate.

The following table outlines the skills and experience of each of our HRC Committee members. Additional information regarding our HRC Committee members is provided in the individual director biographies found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular.

HRC Committee Member	Skills and Experience

All of our HRC Committee members bring the management skills and experience from being senior executives with major corporations

Ian W. Delaney (Chair of HRC Committee)	International business (natural resources), human resources and compensation, governance, risk management

Ralph S. Cunningham	International business (downstream energy), human resources and compensation, safety and corporate responsibility

Patrick D. Daniel	International business (pipelines), human resources and compensation, accounting/finance, governance

Michael A. Grandin (Chair of Board, ex officio)	Business (energy/natural resources), human resources and compensation, governance, risk management

Colin Taylor	Accounting/finance, human resources and compensation, risk management

Our HRC Committee has directly retained Towers Watson to provide advice regarding the compensation of our executive officers and other matters outlined in the HRC Committee mandate. This retainer includes commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Towers Watson and the HRC Committee, the Towers Watson work for our HRC Committee is independent from other services provided directly to management. To ensure independence, there is a clear reporting relationship between Towers Watson and the HRC Committee, regular meetings are held between Towers Watson and the HRC Committee without management present, and executive compensation consulting advice is retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Towers Watson leading the work for the HRC Committee are not responsible for or compensated for any other work done by Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee is confident that the protocols in place are effective and that it receives independent advice from Towers Watson.

The following table provides information about the fees paid to Towers Watson in respect of its services provided to the HRC Committee and to management in respect of the years ended December 31, 2012 and December 31, 2011.

	2012		2011

Executive Compensation-Related Fees	$560,942		$545,109
All Other Fees	$1,787,954	*	$1,012,541

Executive Compensation-Related Fees  consists of the aggregate fees billed by Towers Watson for services related to determining compensation for any of the company's directors and executive officers and other services related to the HRC Committee executing its mandate.

All Other Fees  consists of the aggregate fees billed for all other services provided by Towers Watson that are not included in Executive Compensation-Related Fees, as more specifically described under the heading Market Data Comparisons.

*
2012 All Other Fees was higher than 2011 due to additional services provided by Towers Watson in the implementation of the new defined benefit component of our pension plan.

 The Components of our Compensation Program

The components of our compensation program are designed to execute our compensation philosophy and our commitment to pay for performance. We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long-term incentive awards. We provide the same compensation components to our executive officers as we provide for all our employees.

The following illustration shows how the components of our compensation program work together to achieve our compensation philosophy and provide clear pay for performance alignment:

Following is a detailed description of each of the components of our total compensation program below.

Base Salary

Base salary provides our employees and executive officers with a level of fixed cash compensation which is consistent with market practice.

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Program

The objective of our annual performance bonus program is to reward short-term performance and results in a manner consistent with market practice.

For each calendar year, all of our employees, including our executive officers, identify specific performance objectives that are outlined in their individual annual performance agreements. In determining annual performance bonus awards, our program involves evaluation of the following on an annual basis:

An Individual Award, weighted 50 percent, determined based on the following factors:

•
achievement of individual objectives of employees, including the NEOs as set out in annual performance agreements (for each NEO, these objectives are agreed by the President & Chief Executive Officer)

•
leadership and commitment

•
extraordinary contributions to the company over the past year

•
additional value added to the company's operating and financial results attributable to the individual performance of the employee

A Team Award weighted 25 percent and a Corporate Award weighted 25 percent, determined based on the following factors:

•
the team scorecard evaluates the operating and financial performance of the team reporting to the NEO relative to targets set out in the team's scorecard

•
our company-wide scorecard evaluates the overall performance of our company, consolidating the performance of our operating teams and taking into account the overall achievement of stated corporate objectives

•
team and company-wide scorecards use various objective operational indicators such as production, capital, capital efficiency operating cost, environmental and safety performance, to determine operational performance

•
team scorecards also use various metrics as approved by their Executive Vice-President which align to their key objectives and operational indicators for the performance year

•
team and company-wide scorecards also include metrics relating to budget, organizational alignment, and reputation and people

Our company-wide scorecard methodology is as follows:

Performance Measure		Comparison Methodology	Weighting

Operational Performance

We measure our operational performance taking into account results in the areas of:
• Production • Capital • Operating Costs	}	Actual v. Budget
• Safety (total recordable injury frequency, motor vehicle incident rate)	}	Year to year	50%
We embed environmental factors in our measurement of operational performance to demonstrate our commitment to environmental performance and innovation to assure sustained environmental performance. We also consider other operational measures such as staff count and lost profit opportunity.

Environmental Actions

In addition to embedding environmental factors in our operational performance expectations, to further articulate our commitment to environmental performance, we added an evaluation of specific environmental actions taken by the Corporation during the year. These include wildlife mitigation and monitoring, fresh water usage reduction and various strategic initiatives to improve our environmental footprint.			5%

Consolidated Financial Performance

We measure our financial performance using the following measures: • Finding & Development Costs • Corporate Administrative Costs • Netbacks • Recycle Ratio • Cash Flow • Debt to Capitalization • Debt to Adjusted EBITDA We also consider financial measures such as reserve replacement cost, debt adjusted production per share, dividend, operating earnings and return on capital.		Actual results v. 2012 Budget metrics based on December 2011 Board approved Budget	20%

Competitive Performance

We measure competitive performance based upon: • Total Shareholder Return • Cash Flow Multiple • Net Asset Value ("NAV")		Actual results v. prior year Peer comparison	10%

Strategic Accomplishments

Each year our executive and Board identify strategic accomplishments achieved in the year such as innovation and environmental achievements, start-up of various phases of production, regulatory approvals, wells drilled, business and operating excellence initiatives, organizational capacity achievement and other strategic initiatives undertaken in the year. We also identify areas for improvement.			15%

Reputation and People

We also consider reputation and people measures, based on statistics such as attrition, and survey results from our employee and stakeholder engagement surveys. While these measures are not weighted, the results are considered by the Board in determining the final company-wide score for Cenovus's annual performance.

We believe the use of the scorecard provides a measured approach to determining the annual performance bonus for our employees.

The annual performance bonus process can be illustrated as follows:

Performance bonus awards are payable in the first quarter of each year, based upon the prior year's achievement of stated corporate and individual objectives.

Annual Performance Bonus of our President & Chief Executive Officer

The fundamental responsibility of our President & Chief Executive Officer, Brian C. Ferguson, is the overall direction and management of the business and affairs of Cenovus in accordance with the corporate strategy and objectives approved by the Board, within the authority limitations delegated to him by the Board.

In general, our Board evaluates the overall direction and leadership of the business of Cenovus by Mr. Ferguson, having regard to specific accountabilities and objectives outlined in his 2012 performance agreement, which may be summarized as follows:

•
Maintain and execute, subject to Board approval, a corporate strategy designed to achieve sustained, profitable growth with an objective of maximizing shareholder value

•
Ensure that Cenovus's 2012 long-term business plan focuses on a step change increase in NAV and Total Shareholder Return, consistent with corporate strategy

•
Ensure we take progressive actions to integrate an environmental perspective into our business plans, performance management, operations, project governance and communications/stakeholder relations

•
Develop, implement and communicate an environmental strategy to all stakeholders

•
Ensure the 2012 safety program is implemented throughout Cenovus

•
Ensure the appropriate rigour is in place regarding portfolio management of Cenovus assets and capital allocation

•
Ensure that an effective plan is in place to assure efficient market access for Cenovus oil and gas production to maximize revenue both short and long-term

•
Provide effective leadership for the Executive Team and model the values of Cenovus – be rigorous, respectful and ready

•
Oversee the development of a leadership strategy and supporting programs to ensure the development of the leadership pipelines, capability and behaviours required to achieve the long range plan

•
Evaluate and update Cenovus's risk management strategy in the context of an integrated business, considering Cenovus's risk exposures and risk appetite

•
Steward the Corporation's expenditures within approved operating and capital budgets

•
Ensure Cenovus has an effective strategy and communication plan to continue to build the Cenovus brand with our various stakeholders

Our President & Chief Executive Officer's bonus is also determined based upon a review of our results outlined in our company-wide scorecard.

Long-Term Incentive Program

Long-term incentives are designed to reward achievement of longer-term performance criteria and facilitate retention, while aligning the interests of our employees with our shareholders.

We developed our long-term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long-term retention. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long-term incentives that may be granted.

Long-term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. We have two types of long-term incentives that we grant to our employees and executive officers:

Performance Share Units	Stock options
= 50 percent of the grant date fair value	= 50 percent of the grant date fair value

The grant of stock options aligns our employees with shareholders by providing compensation linked to share price appreciation, such that targeted grant values may be achieved only when share price appreciation meets the targeted level. By granting a second type of long-term incentive in the form of performance share units ("PSUs"), achievement of stated performance criteria is also required to achieve the targeted value of the grant. We believe this balanced approach provides strong governance in our long-term incentive program.

Performance Share Units

We grant performance-based long-term incentives in the form of PSUs. PSUs are whole share units that vest and pay out only on achievement of a specified performance measure. Our PSUs become eligible to vest in installments over three annual performance periods, 30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant.

PSUs only become eligible to vest subject to achievement of our performance measure of recycle ratio ("LTI recycle ratio"), which is determined and approved by our HRC Committee on an annual basis. We believe that LTI recycle ratio is a key measure of total value added, as it measures our ability to generate operating cash flow in excess of the all-in costs of adding reserves. The formula for calculating our LTI recycle ratio that is used to determine eligibility and vesting of PSUs is as follows:

LTI recycle ratio	=	Netback (per BOE) Finding & Development Costs (per BOE) (multi-year average)

Netback is calculated based upon:

•
operating & administrative costs;

•
commodity price (including impacts of hedging and refining margins);

•
royalties; and

•
transportation.

Finding & Development Costs are calculated for our proved reserves and are based upon:

•
current capital spending (capital efficiency);

•
changes to future development costs; and

•
reported proved reserves additions.

We currently use a multi-year average of Finding & Development Costs to reduce the impact of fluctuations in reserve additions reported during each year so that we can meet one objective of our compensation program, to provide competitive compensation without incenting excessive or inappropriate risk-taking. We calculated our 2010 LTI recycle ratio of 2.80 using a two year average (2009 and 2010) of Finding & Development Costs which reflected our two year reporting history as an independent integrated oil company. We calculated our 2011 LTI recycle ratio of 2.70 and our 2012 LTI recycle ratio of 2.50 using a three year average of Finding & Development Costs.

Our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs and the impact of hedging. The LTI recycle ratio is calculated on a before royalties basis.

The performance eligibility of PSUs is determined on an annual basis, as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest

Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

LTI recycle ratios of between 1.0 and 3.0 will result in eligibility of PSUs for vesting on a linear basis. This means that portions of the grant may become eligible to vest on an annual basis in increments of 0.05 depending on the approved LTI recycle ratio.

By way of example, if 100 PSUs were granted, the following table shows how many PSUs would be eligible for vesting at the end of each annual performance period:

Annual performance period	LTI recycle ratio	PSUs that become eligible to vest	Number of PSUs that become eligible to vest

First	2.8	1.8 times 30 percent of PSUs granted	54
Second	1.0	0 times 30 percent of PSUs granted	0
Third	1.5	0.5 times 40 percent of PSUs granted	20

Total Eligible			74

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled. In our example above, therefore, 30 PSUs do not become eligible to vest at the end of the second annual performance period and are cancelled and 20 PSUs do not become eligible to vest at the end of the third annual performance period and are cancelled. Overall, in our example above, 50 PSUs would not become eligible to vest, would not vest and would be cancelled.

At the end of the third annual performance period, PSUs that have become eligible to vest will vest and be paid out in the form of cash or Common Shares purchased in the open market, as determined by Cenovus, subject to the employee's active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares throughout the three annual performance periods. In our example above, 74 PSUs plus associated dividend equivalents earned, would vest following the end of the third annual performance period and be paid out in cash or Common Shares.

Cenovus Stock Options

A second component of our long-term incentive program is the grant of options to employees and executive officers, which is consistent with market practice in our industry. Options granted since 2010 under our ESOP ("Cenovus Options") have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights ("TSARs") or associated net settlement rights as follows:

TSARs:

•
In the optionholder's sole discretion, he or she surrenders the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to instead receive cash (or, at our election, Common Shares instead).

•
The optionholder will be paid in cash the closing price of a Common Share on the TSX on the last trading day preceding the date the TSARs are exercised less the grant price of the Cenovus Option, then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Net settlement rights:

•
In the optionholder's sole discretion, he or she surrenders the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares.

•
The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Starting in February 2011, we granted Cenovus Options with net settlement rights.

Replacement Stock Options

Pursuant to the Arrangement, replacement stock options ("Replacement Options") were granted to our employees and executive officers. For each Encana stock option held as of November 30, 2009, our employees and executive officers received one Encana Replacement Option and one Cenovus Replacement Option. The grant price of the previously held Encana stock options was adjusted using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009. All of the Replacement Options have associated TSARs.

The Cenovus Replacement Options have a five year term from their original grant date and vest according to their original grant date based upon the following schedule: 30 percent on the first anniversary date of the original grant, 30 percent on the second anniversary date of the original grant and the remaining 40 percent on the third anniversary date of the original grant. For two-thirds of the Cenovus Replacement Options which replaced grants from 2007 to 2009, there is an additional vesting requirement related to achievement of recycle ratio. Specifically:

•
0 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is equal to or less than 1.0.

•
50 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is 2.0 or greater.

•
100 percent of the performance-based Cenovus Replacement Options vest where the recycle ratio is 3.0 or greater.

•
Recycle ratios of between 1.0 and 3.0 will result in vesting of performance-based Cenovus Replacement Options on a linear basis such that portions of the grant may vest.

•
Performance-based Cenovus Replacement Options that do not vest in a particular year are forfeited and cancelled.

Recycle ratio for the purposes of vesting of Cenovus Replacement Options is determined based upon a formula of Netback divided by Finding & Development Costs, as outlined in the Replacement Option grant agreements and as determined by the HRC Committee on an annual basis. All Cenovus Replacement Options were vested as of December 31, 2012.

Deferred Share Units

Under our Deferred Share Unit Plan for Employees ("DSU Plan"), our employees (including our executive officers) may elect to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to DSUs. The election is irrevocable and must be made in the calendar year prior to the bonus year. In addition, the DSU Plan allows the HRC Committee to award a grant of DSUs on terms and conditions it determines at the time of the grant. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual's account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Pursuant to the Arrangement, Encana DSUs held by employees of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each employee was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Retirement and Pension Benefits

Our retirement program is designed to provide long-term financial security and to support retention of our employees, including our executive officers.

We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus's Canadian Pension Plan, which includes both a Defined Benefit Option ("DB Plan") and a Defined Contribution Option ("DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

In 2012, we introduced a new option in our DB Plan aimed to retain key employees. Under the new DB Plan option the normal retirement age is 70 (compared to 65 under the legacy DB Plan option) and the early retirement age is 60 (compared to 55 under the legacy DB Plan option). Employees may take their pension as early as age 60 with their pension benefits reduced by 3 percent per year. There is no reduction in benefits for early retirement between age 65 and 69.

Employees are eligible to participate in the new DB Plan option when they attain 50 points (determined based upon a minimum 10 years of service and their age). Certain positions of Executive Vice-President, Senior Vice-President and Vice-President are also eligible to participate.

This new option in the DB Plan was made available to employees effective for the July 1, 2012 benefit year and will be made available to employees each July 1, based on achievement of eligibility. For those employees electing this new DB option as at July 1, 2012 only, they were permitted to also elect to participate starting on the later of December 1, 2009 or their date of hire, to recognize their contributions to Cenovus since its inception on November 30, 2009 and to extend their retention and retirement to a later date. Those employees who elected to participate on the earlier date were required to transfer their service through a reimbursement of the contributions to their DC Plan for the same time period, such that they were participants in one pension plan option at any given time. As a result, the implementation of this new option is not expected to result in a significant increase in overall pension plan costs.

Those employees who previously participated in our legacy DB Plan option continue to do so. In the legacy DB Plan option, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55).

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs.

We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For our NEOs participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice.

The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

2012 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The total direct compensation mix for our President & Chief Executive Officer and our other NEOs is base salary, annual performance bonus and long-term incentives. The total direct compensation mix is illustrated in the 2012 Total Direct Compensation graph below. The fixed compensation component of base salary is shown as the bottom section of each bar and the at-risk compensation components of annual performance bonus and long-term incentives are shown as the middle and upper sections of each bar respectively.

2012 Total Direct Compensation

The 2012 Total Direct Compensation graph reflects our pay for performance approach, showing that 14 percent of our President & Chief Executive Officer's total direct compensation is fixed (base salary) and the remaining 86 percent is at-risk compensation (annual performance bonus and long-term incentives). Also, 62 percent of Mr. Ferguson's 2012 total direct compensation is deferred, which strongly aligns his compensation with shareholder interests. Compared to the most recent market data available, our President & Chief Executive Officer's 2012 total direct compensation was at the 60th percentile of the total direct compensation of Presidents & Chief Executive Officers of our peer group.

For our other NEOs, the percentages are between 13 to 18 percent for fixed compensation and 82 to 87 percent of at-risk compensation. Our other NEOs' 2012 total direct compensation was, on average, at the 87th percentile of the total direct compensation of comparable executive officers of our peer group.

The positioning of our CEO's and our other NEOs' total direct compensation reflects the exceptional performance of Cenvous in 2012 and aligns with our pay for performance compensation philosophy, as shown on page 33 of the CD&A section of this circular.

Following is a discussion of how our Board and HRC Committee evaluated and determined each component of our President & Chief Executive Officer's compensation and the compensation of each of our other NEOs for 2012.

Base Salary

Our HRC Committee conducted a review of base salaries and the total compensation package of our President & Chief Executive Officer and our other NEOs, as compared to our peer group. Following that review, they determined the base salaries for our NEOs effective April 1, 2012 to be as follows:

Name	Base Salary

Brian C. Ferguson	$1,300,000
John K. Brannan	$730,000
Harbir S. Chhina	$600,000
Ivor M. Ruste	$560,000
Donald T. Swystun	$550,000

Annual Performance Bonus

In 2012, our NEOs were eligible for annual performance bonus award amounts as follows:

Name	Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award(1)

Brian C. Ferguson	100%	$0	$1,300,000	$2,600,000
John K. Brannan	75%	$0	$547,500	$1,095,000
Harbir S. Chhina	60%	$0	$360,000	$720,000
Ivor M. Ruste	60%	$0	$336,000	$672,000
Donald T. Swystun	60%	$0	$330,000	$660,000

Note:

(1)
Our NEOs have the ability to earn a Maximum Annual Performance Bonus Award of up to two times their Target Annual Performance Bonus Awards for superior performance. In addition, our Board retains the discretion to award an additional amount to our President & Chief Executive Officer for exceptional performance in a particular year.

For the 2012 year, our Board evaluated the performance of our company and our executive officers based on the key performance measures and the achievement of those measures in 2012 outlined in the following 2012 Cenovus Performance Summary Table and the results of our company-wide and team scorecards.

The HRC Committee has the ability to use its discretion in evaluating the performance of our NEOs. The HRC Committee may also evaluate the performance of our NEOs relative to achievement as against set goals as outlined in our public guidance documents, as well as against our internal strategic plan and related performance measures. The details of the ten year strategic plan are confidential to the Corporation and are not publicly disclosed as this would cause serious prejudice to Cenovus.

 2012 Cenovus Performance Summary Table and Company-wide Scorecard Results

Performance Measure	2012 Actual Results	Comparison To prior year	Performance Assessment

Operational Performance

Total Oil Sands Production	89,736 bbls/d	35% increase	Outperformed

Foster Creek Production	58,000 bbls/d	5% increase	Outperformed
97% capacity utilization

Christina Lake Production	32,000 bbls/d	Tripled	Outperformed

Total Conventional Oil Production	75,667 bbls/d	12% increase	Outperformed

Capital Investment	$3,368 million	24% increase	Outperformed

Total Operating Costs – per unit	$11.18/BOE	2% increase	Performed

Total Proved Reserves	2.2 billion BOE	12% increase	Outperformed

Total Proved Bitumen Reserves	1.7 billion bbls	18% increase	Outperformed

Steam to Oil Ratio	2.1	Top industry performance	Outperformed

Safety Performance	0.16 employees	45% increase	Underperformed
(total recordable injury frequency)	1.09 contractors	42% increase

Environmental Actions

Environmental initiatives undertaken during the year	Launch of five environmental commitments to enable shift of integrating environment into the business; integrated asset teams identified over 100 supporting environmental actions; 2013 budget process included environmental portfolio management with 104 projects		Outperformed

	Received approval for Narrows Lake environmental impact assessment for use of solvent assisted process using butane, which will reduce steam to oil ratio and use of water, and Christina Lake wildlife mitigation and monitoring plans; implemented a decommissioning liability strategy; successful start-up of low NOx burners at Christina Lake to significantly reduce air emissions below regulated levels		Outperformed

	Played an active, strong leadership role in industry regulatory negotiations including Federal GHG regulations and air pollutant regulations; significant role in launch of Canada's Oil Sands Innovation Alliance ("COSIA") as a key enabler, to enable responsible and sustainable growth of Canada's oil sands while delivering improvement in environmental performance through collaborative action and innovation		Outperformed

	Cenovus was recognized for environmental leadership through its inclusion in the Carbon Disclosure Leadership Index for third consecutive year		Outperformed

Consolidated Financial Performance

Cash Flow	$3.6 billion	11% increase	Outperformed
$4.80 per share diluted

Operating Earnings	$866 million	30% decrease	Underperformed
$1.14 per share diluted

Net Earnings	$993 million	33% decrease	Underperformed
$1.31 per share diluted

Debt to Adjusted EBITDA	1.1 times	Increase from 1.0 times	Outperformed
Target between 1.0 and 2.0 times

Debt to Capitalization	32%	5% increase	Performed
Target between 30% and 40%

Performance Measure	2012 Actual Results	Comparison To prior year	Performance Assessment

Competitive Performance

Total Shareholder Return (TSR)	1%	Slight increase in 2012	Outperformed
Top 3 of peer group and significantly outperformed S&P/TSX Energy index

Cash Flow Multiple	7.1	Slight decrease from 2011	Performed

NAV	$40 per share (approximately)	43% increase from 2009 baseline of approximately $28 per share	Outperformed On track to achieve target of doubling NAV from $28 to $56 by end of 2015

Strategic Accomplishments

Undertook strategic initiatives to further long-term strategy	To deliver unconstrained market access over the coming decade, market development, transportation portfolio (rail, pipeline commitments) and the East coast pipeline were advanced		Performed
Partial upgrading development projects were commenced
Strengthened key relationships with military, First Nations, educational institutions and new governments

Achieved significant operational objectives	At Christina Lake, Phase C nameplate capacity was reached in less than nine months, Phase D first-oil was three months ahead of schedule		Outperformed

Foster Creek demonstrated strong reliability, producing at or above nameplate capacity; an innovative, efficient oil sands template (with blowdown boiler and accelerated start-up technology) was fully proven
Conventional asset team fully transitioned to an oil-focus in Alberta

People and Reputation

Excelled at reputation and people initiatives	Introduced "Our Cenovus" culture, unveiling our purpose (why we exist), our promise (what we do) and our values (how we behave)		Performed
Enhanced talent capacity through hiring of 600 new employees, leadership development and new defined benefit pension option to aid retention

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, debt to adjusted EBITDA, debt to capitalization and NAV and information relating to the presentation of reserves data and other oil and natural gas information, see Advisories at the end of this circular.

Our HRC Committee arrived at its decisions to award the 2012 Annual Performance Bonus Awards to our NEOs based on the following evaluations of their performance:

Brian C. Ferguson President & Chief Executive Officer		2012 Annual Performance Bonus Awarded $2,275,000 $1,137,500 Individual $1,137,500 Corporate

2012 was another strong performance year for Cenovus under the exceptional leadership of Brian Ferguson. Operational results exceeded the milestones that we set for ourselves – achieving significantly increased production at our oil sands operations at Christina Lake and Foster Creek and at our conventional oil operations in Alberta. We significantly increased reserves additions and saw our steam to oil ratio continue to be one of the strongest in the industry. Under Mr. Ferguson's leadership, our total shareholder return was maintained and provided better value than the average of our peers and of the applicable indexes. We continued to grow our cash flow. Mr. Ferguson was instrumental in the operational, financial and reputational success of Cenovus in 2012.

Performance Metrics:

For the 2012 year, our Board evaluated the performance of Mr. Ferguson based on the key performance measures and the achievement of environmental, strategic and people and reputation measures outlined in our corporate scorecard, as summarized in the Cenovus Performance Summary Table provided above. Particular metrics that were considered in assessing Mr. Ferguson's performance were:

Metric	Assessment

Total Shareholder Return	Outperformed 1% increase in 2012 35% increase in last 3 years

Cash Flow Multiple	Performed 7.1 Consistent with 2011

NAV	Outperformed $40 43% increase from 2009

John K. Brannan Executive Vice-President & Chief Operating Officer		2012 Annual Performance Bonus Awarded $917,063 $451,688 Individual $465,375 Team

John Brannan led the Operations teams to another year of tremendous effort in meeting all of our milestones. Under Mr. Brannan's operational leadership, we achieved our highest oil production ever, an increase of 23 percent over 2011, and obtained regulatory approval of our Narrows Lake operation. We obtained industry leading production operating costs and capital efficiency. The Cenovus Operations Management System, known as COMS, was successfully implemented under the strong direction of Mr. Brannan.

Performance Metrics:

Metric	Assessment

Total Oil Sands Production	Outperformed 89,736 bbls/d 35% increase from 2011

Capital Investment	Outperformed $3,368 million 24% increase from 2011

Harbir S. Chhina Executive Vice-President, Oil Sands		2012 Annual Performance Bonus Awarded $626,400 $315,000 Individual $311,400 Team

Harbir Chhina continues to lead the Cenovus oil sands asset teams to strong oil sands operating results. Production volumes were increased ahead of schedule and operating costs were achieved below budget. Christina Lake and Foster Creek projects contributed significantly increased production while running ahead of schedule and on budgeted cost. Mr. Chhina was instrumental in the addition of significant reserves bookings and contributed to the overall growth of our net asset value. As well, Mr. Chhina demonstrated exceptional leadership on development of new technologies.

Performance Metrics:

Metric	Assessment

Christina Lake production	Outperformed 32,000 bbls/d Tripled from 2011

Total Proved Reserves	Outperformed 2.2 billion BOE 12% increase from 2011

Steam to Oil Ratio	Outperformed 2.1 Top industry performance

Ivor M. Ruste Executive Vice-President & Chief Financial Officer		2012 Annual Performance Bonus Awarded $600,600 $302,400 Individual $298,200 Team

Ivor Ruste led superior execution of a long-term debt financing in 2012. Under his leadership, Cenovus enjoyed a strengthening of balance sheet flexibility and superior tax planning. Strong cash flows contributed to another strong year financially for Cenovus despite weaker oil and gas prices. Mr. Ruste also provided superior leadership of the risk management function at Cenovus, of key importance to our Board and executive officers.

Performance Metrics:

Metric	Assessment

Cash Flow	Outperformed $3.6 billion $4.80 per share diluted 11% increase from 2011

Debt to Capitalization	Performed 32% Target between 30% and 40%

Debt to Adjusted EBITDA	Outperformed 1.1 times Target between 1.0 and 2.0 times 5% increase from 2011

Donald T. Swystun Executive Vice-President, Refining, Marketing, Transportation and Development		2012 Annual Performance Bonus Awarded $537,900 $247,500 Individual $290,400 Team

Don Swystun provided solid leadership over Cenovus's refining operations, which are jointly owned with operator Phillips 66, contributing to strong refining results. Mr. Swystun led the development of a long-term marketing strategy including several condensate rail and blend pipeline commitments and securing rail and other alternate markets to transport Cenovus's bitumen.

Performance Metrics:

Metric	Assessment

Refining results	Outperformed Increased utilization rates which contributed to record margins and operating cash flow in excess of $1.0 billion

Long-term marketing strategy	Performed Focus to deliver unconstrained market access over the coming decade, advancing market development, transportation portfolio commitments and pipeline commitments

Long-Term Incentives – Performance Share Units and Stock Options

In 2012, our NEOs were granted long-term incentives in the form of PSUs and Cenovus Options. Fifty percent of the expected value of the long-term incentive grant was in the form of PSUs and the remaining fifty percent was in the form of Cenovus Options. The following table outlines the number of units of long-term incentives granted in 2012:

Name	PSUs	Cenovus Options

Brian C. Ferguson	71,327	396,342
John K. Brannan	48,024	266,862
Harbir S. Chhina	40,278	223,821
Ivor M. Ruste	30,983	172,170
Donald T. Swystun	24,786	137,738

In the aggregate, the number of long-term incentives granted to our NEOs in 2012 represents only 7.5 percent of total long-term incentives awarded to all employees in 2012.

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders and one key way to accomplish this is to require that they maintain certain minimum holdings of Common Shares, which may include holdings of DSUs. Our HRC Committee has approved the following share ownership guidelines:

President & Chief Executive Officer	4 times annual base salary
Executive Vice-President & Chief Operating Officer	3 times annual base salary
Other Executive Officers	2 times annual base salary

The executive officers who held executive officer positions with Encana prior to December 1, 2009 were required to achieve these share ownership guidelines by December 1, 2012. For those new executive officers appointed at the time of successful completion of the Arrangement or in future years, achievement of the share ownership guidelines is required within five years of their appointment as an executive officer or, for those executive officers appointed on December 1, 2009, by December 1, 2014.

In December 2011, our HRC Committee approved an increase to the share ownership guideline for our Executive Vice-President & Chief Operating Officer to three times annual base salary, to be achieved within five years of appointment to that position.

As of March 1, 2013, all of our executive officers, including our President & Chief Executive Officer, had achieved these guidelines. Compliance with the share ownership guidelines of our NEOs is outlined in the following table.

Name	Share Ownership Guideline	Beneficial Share Holdings(1)(2) ($)	Share Ownership Multiple	Status

Brian C. Ferguson	4x base salary	7,582,486	5.83	Exceed
John K. Brannan	3x base salary	3,269,613	4.48	Exceed
Harbir S. Chhina	2x base salary	13,577,343	22.63	Exceed
Ivor M. Ruste	2x base salary	1,287,828	2.30	Exceed
Donald T. Swystun	2x base salary	3,732,458	6.79	Exceed

Notes:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each NEO as of March 1, 2013 by the closing price of a Common Share of $32.74.
(2)
The number of Common Shares held by each NEO as of March 1, 2013 includes Common Shares held indirectly and over which each NEO exercises control or direction but does not include Common Shares acquired since December 31, 2012 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.

Policy Compliance

Like all employees, on an annual basis our executive officers provide their commitment to six key policies or practices that guide the behaviours we expect of our staff. Five of the six key policies and practices are: Corporate Responsibility Policy, Code of Business Conduct & Ethics, Alcohol & Drug Policy, Non-Harassment Practice and Records and Information Management Policy.

The sixth policy that our executive officers and directors are subject to and which they evidence their commitment to annually is our Policy on Confidentiality, Disclosure and Employee Trading. This policy includes a provision prohibiting their ability to enter into financial derivative transactions which could result in profit from Cenovus's share price falling. Such prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the executive officer or director.

Risk Management in the context of our Compensation Programs

In 2011, Towers Watson was engaged to undertake a comprehensive risk assessment of our compensation program as a whole. The objective of this risk assessment was to determine if there were any elements of our compensation program that could result in undue risk being undertaken.

Based on the report of Towers Watson, the HRC Committee identified that enterprise risk was well managed with a consistent tone and message from the senior levels of the organization and that, on balance, it does not appear that there are any risks arising from Cenovus's compensation program that are reasonably likely to have a material adverse effect on the Corporation.

In 2012, we have considered the structure of our compensation programs in consideration of the risk assessment completed by Towers Watson. We continue to apply the approaches and methodologies outlined in the risk assessment and have implemented improvements in areas as recommended by Towers Watson to provide for even stronger risk oversight. We intend to review and update the risk assessment in 2013.

Say on Pay Vote

In 2010, to further enhance transparency regarding our Board's philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. In 2012, this policy was amended to provide for a "say on pay" non-binding advisory vote to be held each year at our annual general meetings. The full text of our Say on Pay Policy is available on our website at www.cenovus.com. For more information on our Say on Pay Policy, see Shareholder Advisory Vote on Executive Compensation in this circular.

 Performance Graph

The following graph compares the cumulative total shareholder return for Cenovus on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the period from December 31, 2009 to December 31, 2012. Common Shares of Cenovus commenced trading on the TSX on December 3, 2009, the first three full years of cumulative total shareholder return being represented in the graph below.

	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	Compounded Annual Growth Rate(1)

CVE (TSX)	100	129	134	135	10.57%
S&P/TSX Composite Index	100	117	107	115	4.70%
S&P/TSX Energy Index	100	113	102	101	0.45%

Note:

(1)
The compounded annual growth rate shown represents the time period from December 31, 2009 to December 31, 2012.

The performance graph illustrates the continued strong performance of our total shareholder return relative to the S&P/TSX Composite Index and the S&P/TSX Energy Index. Over the three year period illustrated in the performance graph, Cenovus total shareholder return was 35 percent compared to 15 percent return in the S&P/TSX Composite Index and 1 percent return in the S&P/TSX Energy Index. On a compounded annual growth rate basis, Cenovus total shareholder return performed at 10.57 percent compared to 4.70 percent for the S&P/TSX Composite Index and 0.45 percent for the S&P/TSX Energy Index.

We evaluate and consider the compensation of our NEOs with a pay for performance perspective. The compensation levels of our NEOs is consistent with and reflects our strong total shareholder return over the three year performance period since Cenovus commenced operations as an independent company. On average, over 85 percent of our NEOs' total direct compensation is at risk through our short and long-term incentive program. As a result, we believe our NEOs' compensation is strongly aligned with the return of shareholders. In this way, our executive officers enjoy the same benefit (and in downtimes, burden) as our shareholders. This alignment is currently reflected in the long-term incentive grants made to our NEOs in the form of stock options in February 2011 and 2012, which have grant prices lower than the December 31, 2012 Common Share price of Cenovus. We believe the value ultimately received from long-term incentives aligns well with shareholder value creation over the long-term.

 TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2010, December 31, 2011, and December 31, 2012.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Option- Based Awards(1) ($)	Share- Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)

Brian C. Ferguson, President & Chief Executive Officer	2012 2011 2010	1,256,250 1,068,750 900,000	2,762,504 1,999,380 1,246,252	2,762,495 1,999,380 1,246,252	2,275,000 2,165,625(5) 1,710,000(5)	1,694,269 1,897,590(6) 40,939	128,160 112,395 97,379	10,878,678 9,243,120 5,240,822

John K. Brannan, Executive Vice-President & Chief Operating Officer	2012 2011 2010	719,375 687,500 533,959	1,860,028 1,549,925 998,055	1,859,970 1,549,925 998,054	917,063 948,750 979,688	409,305 64,159 1,861,768(6)	102,601 101,867 75,200	5,868,342 4,902,126 5,446,724

Harbir S. Chhina, Executive Vice-President, Oil Sands	2012 2011 2010	581,250 493,750 400,000	1,560,032 1,099,866 747,225	1,559,967 1,099,866 747,225	626,400 604,800 390,000	556,293(7) 52,300 33,067	92,835 88,328 69,672	4,976,777 3,438,910 2,387,189

Ivor M. Ruste, Executive Vice-President & Chief Financial Officer	2012 2011 2010	552,500 522,500 487,500	1,200,025 749,899 499,027	1,199,972 749,899 499,027	600,600 588,300 570,000	574,331(7) 57,800 53,400	92,972 91,266 75,477	4,220,400 2,759,664 2,184,431

Donald T. Swystun, Executive Vice-President, Refining, Marketing, Transportation and Development	2012 2011 2010	543,750 513,750 472,500	960,034 749,899 499,027	959,962 749,899 499,027	537,900 572,513 540,000	248,863 255,539 179,318	92,434 87,184 72,127	3,342,943 2,928,784 2,261,999

Notes:

(1)
In 2012, to align with market practice and accounting methodology, the fair value of option-based awards and share-based awards on the grant date was calculated using the Black-Scholes-Merton valuation model for Cenovus Options with net settlement rights (adjusted for forfeitures), and fair value based on the market value of a Common Share on the grant date for PSUs. This differs from the fair value reported for accounting purposes which reported a fair value before considering forfeitures for Cenovus Options, and a fair value based on the market value of a Common Share at the end of each period for PSUs, pursuant to International Financial Reporting Standard 2. The assumptions and fair value for Cenovus Options are set out below:
Model	Black-Scholes-Merton
Common Share Price	$38.73
Volatility	28.66%
Expected Life	4.55 years
Risk-Free Rate	1.37%
Grant Date Fair Value	$6.97 (after forfeitures)
Accounting Fair Value	$7.83 (before forfeitures)

  For further information regarding the value reported for accounting purposes see the notes to Cenovus's consolidated financial statements.

(2)
The Annual Incentive Plan amounts include the annual performance bonus awards earned by our NEOs in the noted year.
(3)
Pension Value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table or the Defined Contribution Pension Table, as applicable.
(4)
All Other Compensation represents annual allowance ($39,600), company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.
(5)
The annual performance bonus awards earned by our President & Chief Executive Officer in both 2010 and 2011, were paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the annual performance bonus awards in the form of DSUs and in cash, considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.
(6)
The compensatory change in pension value for Mr. Ferguson and Mr. Brannan is a result of base salary increases in the specific year, and is not representative of the compensatory change in pension value expected for Mr. Ferguson and Mr. Brannan in a typical year.
(7)
Includes employer contributions for the DC Plan for the first six months of 2012 and reflects participation elected in the new DB Plan option for the last six months of 2012.

 Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2012.

	OPTION- BASED AWARDS						SHARE- BASED AWARDS

Name	Number of Securities Underlying Unexercised Options(1) (#)	Grant Date of Cenovus Replacement Options	Original Grant Date	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(3) ($)	Number of Shares/Units of Shares That Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards That Have Not Yet Vested ($)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(6)

Brian C. Ferguson	0 100,000 237,000 266,000 396,342	30-Nov-2009 30-Nov-2009	13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011 21-Feb-2012	32.96 26.27 26.32 37.54 38.73	13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018 21-Feb-2019	0 702,000 1,651,890 0 0	238,050	7,924,671	4,165,644

John K. Brannan	103,000 108,000 190,000 206,000 266,862	30-Nov-2009 30-Nov-2009	13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011 21-Feb-2012	32.96 26.27 26.32 37.54 38.73	13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018 21-Feb-2019	33,990 758,160 1,324,300 0 0	179,272	5,967,961	0

Harbir S. Chhina	77,250 72,900 142,000 147,000 223,821	30-Nov-2009 30-Nov-2009	13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011 21-Feb-2012	32.96 26.27 26.32 37.54 38.73	13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018 21-Feb-2019	25,492 511,758 989,740 0 0	136,117	4,531,328	0

Ivor M. Ruste	0 0 38,000 100,000 172,170	30-Nov-2009 30-Nov-2009	13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011 21-Feb-2012	32.96 26.27 26.32 37.54 38.73	13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018 21-Feb-2019	0 0 264,860 0 0	95,704	3,185,982	614,367

Donald T. Swystun	103,000 108,000 95,000 100,000 137,738	30-Nov-2009 30-Nov-2009	13-Feb-2008 11-Feb-2009 17-Feb-2010 24-Feb-2011 21-Feb-2012	32.96 26.27 26.32 37.54 38.73	13-Feb-2013 11-Feb-2014 17-Feb-2017 24-Feb-2018 21-Feb-2019	33,990 758,160 662,150 0 0	89,344	2,974,266	0

Notes:

(1)
The number of securities underlying unexercised options includes both vested and unvested options.
(2)
The exercise price of previously held Encana options that were granted in 2008 and 2009 was adjusted as a result of the Arrangement, using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009.
(3)
The value of unexercised in-the-money options is based on the December 31, 2012 closing price of the Common Shares on the TSX of $33.29.
(4)
The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2010, 2011 and 2012 plus the number of dividend equivalents credited in 2010, 2011 and 2012 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio as discussed under Long-Term Incentive Program in the CD&A of this circular and may not become eligible or vest and may be cancelled.
(5)
The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2012 closing price of a Common Share on the TSX of $33.29 and the actual number of units (not rounded).
(6)
The market or payout value of share-based awards not paid out or distributed represents Annual Incentive Plan amounts paid in the form of DSUs to Mr. Ferguson in 2009, 2010 and 2011 and to Mr. Ruste in 2009 and is based on the December 31, 2012 closing price of a Common Share on the TSX of $33.29.

 Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based awards that vested and the value of non-equity incentive plan compensation that was earned in 2012.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)

Brian C. Ferguson	1,625,937	2,275,000
John K. Brannan	1,299,036	917,063
Harbir S. Chhina	931,785	626,400
Ivor M. Ruste	771,765	600,600
Donald T. Swystun	895,425	537,900

Notes:

(1)
The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested. The number of performance based option-based awards that vested in 2010, 2011 and 2012 were vested based upon LTI recycle ratios of 2.60, 2.80 and 2.70, respectively. See Long-Term Incentive Program in the CD&A section of this circular for a discussion of how the LTI recycle ratio is calculated.
(2)
Non-Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs for the noted year, as paid in the following year.

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Under the legacy DB Plan, pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Under the new DB Plan option, pensions are paid on an unreduced basis from age 65. Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60 under the legacy DB Plan and age 65 under the new DB Plan option. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant's death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)

		At Year End	At Age 65

Brian C. Ferguson	30.25(4)	790,380	1,025,169	15,158,666(5)	1,694,269	2,511,188	19,364,123(6)
John K. Brannan	27.58(7)	364,164(8)	462,485(9)	6,958,498	409,305	839,461	8,207,264
Harbir S. Chhina(10)	3.08	31,409	159,590	0	516,993(12)	208,331(13)	725,324
Ivor M. Ruste(10)	3.08	38,463	128,904	0	535,571(12)	164,513(13)	700,084
Donald T. Swystun(11)	10.00	134,230	314,322	2,201,721	248,863	233,589	2,684,173

Notes:

(1)
The defined benefit obligation (as defined by Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus's consolidated financial statements.
(2)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)
Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate and other net experience as at December 31, 2012.
(4)
Includes three additional years of service granted under an individual agreement.
(5)
Includes optional contributions account balance of $58,666, as of December 31, 2011, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(6)
Includes optional contributions account balance of $64,123, as of December 31, 2012, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(7)
Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(8)
Annual benefit payable reduced by $58,479 to reflect annual benefit payable from a prior employer.
(9)
Annual benefit payable reduced by $84,088 to reflect annual benefit payable from a prior employer.
(10)
Effective July 1, 2012, member elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(11)
Prior to January 1, 2003, Mr. Swystun was a member of the DC Plan of a predecessor employer.
(12)
Includes the value of DB past service credited in the DB Plan at July 1, 2012 net of the employee asset transfer equal to the contributions made by Cenovus to the DC Plan during the period of past service.
(13)
Includes employee asset transfer from member's DC account to the DB assets in respect of electing to participate in the new DB Plan option past service.

Defined Contribution Pension Table

Cenovus makes contributions of eight percent of pensionable earnings to DC Plan accounts managed by the individual participants. Pensionable earnings for our NEOs who participate in our DC Plan include annual base salary plus performance bonus (capped at 40 percent of annual base salary).

The following table outlines the change in value of DC Plan holdings in 2012.

Name	Accumulated Value at Start of Year ($)	Compensatory Change ($)	Accumulated Value at Year End(1) ($)

Harbir S. Chhina(2)	453,838	39,300	366,820(4)
Ivor M. Ruste(2)	252,255	38,760	148,906(5)
Donald T. Swystun(3)	117,395	0	125,635

Notes:

(1)
Includes investment earnings during 2012.
(2)
Effective July 1, 2012, member elected to join the new DB Plan option with past service credited to December 1, 2009.
(3)
Since January 1, 2003, Mr. Swystun has been accruing pension benefits under the DB Plan.
(4)
Account balance reduced by $147,055 to reflect pending transfer in respect of election to participate in new DB Plan option past service.
(5)
Account balance reduced by $172,682 to reflect pending transfer in respect of election to participate in new DB Plan option past service.

 Employment, Severance and Change in Control Arrangements

In December 2009, we entered into change in control agreements with each of our executive officers. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of vesting of PSUs, Cenovus Options and Cenovus Replacement Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a "double trigger" for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•
A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period, which for our executive officers will include consideration of high performance reward program awards paid while employed by Encana.

•
Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•
All Cenovus Options would immediately vest and be available for exercise, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. One times the number of PSUs granted would vest immediately and be paid out.

•
Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers) all of the Cenovus Options will immediately vest and PSUs will become eligible and immediately vest based on a 2.0 LTI recycle ratio, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest.

 Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2012 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2012.

	Long-Term Incentive Grant Agreements	Change in Control Agreements
Name	Value of Exercisable Vested Long-Term Incentives(1) ($)	Cash Severance ($)	Annual Incentive Plan(2) ($)	Value of Exercisable Vested Long-Term Incentives(1) ($)	Pension Benefits ($)	Other Compensation and Benefits(3) ($)	Total ($)

Brian C. Ferguson	8,585,427	3,900,000	3,721,190	8,585,427	8,884,160(4)	384,480	25,475,257
John K. Brannan	6,497,681	1,460,000	1,273,618	6,497,681	2,265,117(5)	205,202	11,701,618
Harbir S. Chhina	4,927,224	1,200,000	665,589	4,927,224	358,543(5)	185,670	7,337,026
Ivor M. Ruste	3,252,197	1,120,000	828,662	3,252,197	396,093(5)	185,944	5,782,896
Donald T. Swystun	3,239,126	1,100,000	938,028	3,239,126	655,977(5)	184,868	6,117,999

Notes:

(1)
The value of exercisable vested long-term incentives is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $33.29, the closing price of a Common Share on the TSX on December 31, 2012, and then adding the number of PSUs that would vest on a change in control multiplied by $33.29, the closing price of a Common Share on the TSX on December 31, 2012.
(2)
The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period, which will include consideration of high performance reward program awards paid while employed by Encana. The average is then applied to a period of 36 months for our President & Chief Executive Officer and over a period of 24 months for our other NEOs.
(3)
The value of Other Compensation and Benefits is the amount in the column titled "Other Compensation" in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs representing a period of 36 months or 24 months, respectively.
(4)
In the event of a change in control and termination of employment, Mr. Ferguson will be credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson's five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2015. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2012. The discount rates used are 2.4 percent for ten years and 3.6 percent thereafter.
(5)
In the event of a change in control and termination of employment, Mr. Brannan, Mr. Chhina, Mr. Ruste and Mr. Swystun will be credited with additional pensionable service of 24 months. The calculation of five-year final average pensionable earnings is based on respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2014. The incremental lump sum pension value is equal to the difference between the actuarial present values of the accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2012. The discount rates used are 2.4 percent for ten years and 3.6 percent thereafter.

 ADDITIONAL COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

The ESOP is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2012, there were an aggregate of 31,554,196 Cenovus Options and Cenovus Replacement Options (collectively, "Options") outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Option plans approved by securityholders	31,554,196	32.81	27,876,351
Option plans not approved by securityholders	–	–	–

Total	31,554,196	$32.81	27,876,351

As of March 1, 2013, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 66.5 million Common Shares, representing approximately 8.79 percent of the Common Shares of Cenovus on a diluted basis. In addition, directors, executive officers and employees held 1,151,618 DSUs and 5,037,199 PSUs.

Eligibility  Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Shares Reserved for Issuance  A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 8.47 percent of the total number of outstanding Common Shares as at December 31, 2012. There were 31,554,196 options outstanding under the ESOP and 27,876,351 options available for grant, representing approximately 4.17 percent and 3.69 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2012. During the year ended December 31, 2012, an aggregate of 9,664,763 Cenovus Options were granted representing approximately 1.28 percent of the total number of outstanding Common Shares as at December 31, 2012. Common Shares reserved for previously granted options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

Insiders  The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration  The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights ("TSARs") or net settlement rights to Cenovus Options. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price  The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting  The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry  Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP effective February 10, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the ESOP.

TSARs  Cenovus Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Cenovus Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where a TSAR is exercised, the right to the underlying Common Share is forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights  Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Cenovus Replacement Options  Cenovus Replacement Options were granted pursuant to the Arrangement and continue to be administered under the ESOP. For specific details regarding the Cenovus Replacement Options, including grant price, expiry, associated TSARs, vesting and performance criteria, see Long-Term Incentive Program in the CD&A section of this circular.

Adjustments  Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder  An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period  If the exercise period of an Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such Option shall expire and terminate.

Amendments – Board Approval  The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

  (i)
  extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

  (ii)
  altering the terms and conditions of vesting applicable to any Option or group of Options;

  (iii)
  changing the termination provisions of the ESOP or any Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

  (iv)
  accelerating the expiry date in respect of an Option;

  (v)
  determining the adjustment provisions pursuant to the ESOP. See Adjustments above;

  (vi)
  amending the definitions contained within the ESOP and other amendments of a "housekeeping" nature; and

  (vii)
  amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval  Approval by shareholders of Cenovus will be required for amendments that relate to:

  (i)
  accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change in control, retirement, death or disability;

  (ii)
  any increase in the number of Common Shares reserved for issuance under the ESOP;

  (iii)
  any reduction in the grant price or cancellation and reissue of Options;

  (iv)
  any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (v)
  any increase to the length of the Blackout Extension Period;

  (vi)
  the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

  (vii)
  any allowance for the transferability or assignability of Options other than for estate settlement purposes;

  (viii)
  amendments to the specific amendment provision of the ESOP; and

  (ix)
  amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange ("NYSE") are generally not applicable to non-U.S. companies, however we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at www.cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the Nominating and Corporate Governance Committee, and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").

Board of Directors

Independence  Our Board is currently composed of nine directors, eight of whom are independent directors. Mr. Ferguson, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our management. Additional information on each Cenovus director can be found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. Each committee of the Board, the Audit Committee, the HRC Committee, the Nominating and Corporate Governance Committee ("NCG Committee"), the Reserves Committee and the Safety, Environment and Responsibility Committee ("SER Committee"), is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of a member's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships.

At all six of the Board meetings held in 2012, our directors held an in-camera session, without non-independent directors and management members in attendance, to facilitate open and candid discussion among independent directors.

Majority Voting  Our Board adopted a policy requiring any nominee for director to tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. Our Board will consider the resignation and, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. It is anticipated that the Board's decision to accept or reject the resignation will be made within 90 days of receipt. Additional information may be found in the Business of the Meeting – Election of Directors section of this circular.

Shareholder Communication and Engagement  Our Board adopted a Board Shareholder Communication & Engagement Policy (the "Engagement Policy"). The purpose of the Engagement Policy is to further the Board's commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board's undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement

Policy is available along with the contact information of our investor relations group on our website at www.cenovus.com.

Our Shareholder Advisory Vote on Executive Compensation Policy, also available on our website at www.cenovus.com, provides an overview of our commitment to compensation disclosure and information about our annual shareholder advisory vote on executive compensation.

Other Directorships  Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that members may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the member to effectively serve on our Audit Committee. Other public company board memberships held by our directors are described under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. None of our directors serve together on other boards.

Board of Directors' Mandate

The fundamental responsibility of our Board, pursuant to our Board of Directors' Mandate (the "Board Mandate"), is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Appendix A to this circular.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management  Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. The HRC Committee is comprised exclusively of independent directors. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management's commitment to training and developing all employees.

Our Strategic Plan  Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual "Blue Sky" strategy session with management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists management in its preparations for the development of the annual strategic plan which is approved by the Board.

Risk Management  Our Board is responsible for ensuring that a system is in place to identify our principal risks, including operational risks, and to monitor the process to manage such risks. The Audit Committee reviews management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, our Board ensures that an adequate system of internal control exists.

Communications  Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at www.sedar.com and that maintained by the SEC known as EDGAR at www.sec.gov.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@cenovus.com;

  (b)
  a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at P.O. Box 766, 500 Centre Street S.E., Calgary, Alberta, Canada T2P 0M5; and

  (c)
  our transfer agent, Computershare Trust Company of Canada, has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors  The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a code of business conduct and ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. The Board does not have a retirement policy for its directors.

Corporate Governance  Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management's authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised of all of the independent directors on our Board. Its primary function is to assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate.

The NCG Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board proposed nominees for election. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that our Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The NCG Committee considers, develops and recommends any corporate governance issues or principles for review, discussion or action by the Board or a Board committee as appropriate. The NCG Committee also reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee oversees the evaluation and assessment of the effectiveness of our Board as a whole, the Board committees and the contribution of individual members, including the Board Chair. For more information on our board assessments and related processes, see Board Assessments within this Statement of Corporate Governance Practices.

Audit Committee

The Audit Committee is comprised exclusively of independent directors. The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member ("audit committee financial expert") shall have demonstrated through relevant experience:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members shall not simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

The Audit Committee's primary duties and responsibilities are to review and approve management's identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance, oversee audits of our financial statements, including monitoring of the qualifications, independence and performance of our external and internal auditors, and provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board of Directors.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2012, filed on SEDAR at www.sedar.com and available at www.cenovus.com. The Audit Committee Mandate is also available on our website at www.cenovus.com.

Reserves Committee

One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators. Our Reserves Committee is comprised solely of independent directors. The Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures relating to the disclosure of information with respect to oil and gas activities and the annual reserves and resources estimates prior to public disclosure. The Reserves Committee Mandate is available on our website at www.cenovus.com.

Safety, Environment and Responsibility Committee

The primary function of the Safety, Environment and Responsibility Committee is to assist our Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to our Board on our commitment to the integration of principles of the Corporate Responsibility Policy including safety, social, environmental, ethical and economic considerations into our affairs and on our policies, standards and practices with respect to corporate responsibility. The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at www.cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors. The HRC Committee's responsibilities are described under Committee Oversight in the CD&A section of this circular. Our HRC Committee Mandate is available on our website at www.cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at www.cenovus.com.

The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the CD&A section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters. The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

Board Assessments

We have established appropriate practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness of our Board and Board committees. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee's assessments.

In December of 2012, following the completion of the effectiveness questionnaire and self and peer evaluation forms by each director, the NCG Committee together with Mr. Ferguson met for an in-depth review and discussion of the feedback that had been provided on the effectiveness of our Board, Board committees and each director.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation  We have established a formal program for new directors, which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors will receive an information package containing our strategic planning materials, directors' information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, our President & Chief Executive Officer or any other director they may choose.

Continuing Education  We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of our business environment. Opportunities during 2012 included the following:

  •
  In June, directors attended a Safety, Environment and Responsibility tour of our facilities at Foster Creek. In attendance were Ms. Neilsen and Messrs. Cunningham, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  Also in June, directors participated in a panel discussion on the future of the transportation sector and its fuel use with Peter Schwartz of Salesforce, formerly Chairman of Global Business Network, and Greg Anderson of Pacific Rim Advisors. In attendance were Ms. Neilsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In October, directors attended a Safety, Responsibility and Environment workshop presented by members of our operations groups, as well as Dr. Peter Strahlendorf of Ryerson University. In attendance were Ms. Neilsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

 Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics  The Code of Business Conduct & Ethics applies to all officers, employees, contractors, consultants and directors. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our officers, employees, contractors, consultants and directors are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available at www.cenovus.com.

Investigations Practice  We have established the Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline  We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest  In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading  We have established a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available at www.cenovus.com:

• Code of Business Conduct & Ethics
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Chair of the Board of Directors and Committee
  Chair General Guidelines
• President & Chief Executive Officer General
  Guidelines
• Audit Committee Mandate	• Human Resources and Compensation Committee Mandate • Nominating and Corporate Governance Committee Mandate • Reserves Committee Mandate • Safety, Environment and Responsibility Committee Mandate

 ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide an audio webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website www.cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2012.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2014 is December 2, 2013. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management's discussion and analysis thereon, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at www.cenovus.com. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this circular or require assistance in completing your proxy form, please contact CST Phoenix Advisors, our proxy solicitation agent, at:

North American Toll Free Phone:
1-800-622-1642
Banks, Brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

The contents and the sending of this management proxy circular have been approved by the Board.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 1, 2013

 APPENDIX A

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•
Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•
In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

•
Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•
Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•
Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•
Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•
Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•
Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•
Ensure that an adequate system of internal control exists.

•
Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

•
Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

•
Approve annual operating and capital budgets.

•
Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•
Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•
Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•
Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

A-1

 Board Process/Effectiveness

•
Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•
Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•
Approve the nomination of directors.

•
Provide a comprehensive orientation to each new director.

•
Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•
Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•
Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•
Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•
Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•
Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•
Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•
In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

A-2

 ADVISORIES

Oil and Gas Information

The reserves data contained in this circular has an effective date of December 31, 2012 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities. For additional information regarding our reserves and other oil and gas information, please refer to our most recently filed Annual Information Form for the year ended December 31, 2012 available at www.cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

The following financial measures do not have a standardized meaning as prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital; operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, after-tax gain on bargain purchase, the after-tax gain/loss of unrealized risk management for derivative instruments, the after-tax unrealized foreign exchange gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates; Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength. Debt is defined as short-term borrowings and long term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders' equity. Adjusted EBITDA is defined as adjusted earnings before finance costs, interest income, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2012, available at www.cenovus.com, for a full discussion of the use and reconciliation of these financial measures.

Net Asset Value

With respect to the particular year being valued, the net asset value (NAV) disclosed herein is based on the number of issued and outstanding Common Shares adjusted for the dilutive effect of stock options or other contracts as at December 31. Cenovus calculates NAV as an average of (i) our average trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and refining data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

500 Centre Street S.E.
PO Box 766
Calgary, AB T2P 0M5

Our Annual Report is
available on our website at
 www.cenovus.com

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  Exhibit 99.2
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.
INVITATION LETTER
TABLE OF CONTENTS
VOTING QUESTIONS & ANSWERS
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
Nominees for Election
APPOINTMENT OF AUDITORS
SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
Background
Proposed Resolution
DIRECTOR COMPENSATION
Fees
Deferred Share Units
Share Ownership Guidelines
Director Compensation Table
EXECUTIVE COMPENSATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS
Compensation Risk Management
Executive Talent Management
Retention
2012 Performance
Pay for Performance
Say on Pay
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
Our Executive Officers
Pay for Performance Compensation Philosophy
Market Data Comparisons
Our Peer Group
Committee Oversight
Our HRC Committee
The Components of our Compensation Program
2012 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
2012 Cenovus Performance Summary Table and Company-wide Scorecard Results
Share Ownership Guidelines
Policy Compliance
Risk Management in the context of our Compensation Programs
Say on Pay Vote
Performance Graph
TABLES
Summary Compensation Table
Outstanding Option-Based and Share-Based Awards
Incentive Plan Awards – Value Vested or Earned During the Year
Defined Benefit Pension Table
Defined Contribution Pension Table
Employment, Severance and Change in Control Arrangements
Change in Control Table
ADDITIONAL COMPENSATION PLAN INFORMATION
EMPLOYEE STOCK OPTION PLAN
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Board of Directors' Mandate
Nominating and Corporate Governance Committee
Audit Committee
Reserves Committee
Safety, Environment and Responsibility Committee
Human Resources and Compensation Committee
Position Descriptions
Board Assessments
Orientation and Continuing Education of Directors
Ethical Business Conduct
Key Governance Documents
ADDITIONAL INFORMATION
APPENDIX A
BOARD OF DIRECTORS' MANDATE
Executive Team Responsibility
Operational Effectiveness and Financial Reporting
Integrity/Corporate Conduct
Board Process/Effectiveness
ADVISORIES
Oil and Gas Information
Non-GAAP Measures
Net Asset Value